

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2013

Jonathan Samuels
President and Chief Executive Officer
Triangle Petroleum Corporation
1200 17th Street, Suite 2600
Denver, CO 80202

**Re: Triangle Petroleum Corporation
          Form 10-K for the Fiscal Year ended January 31, 2012
          Filed April 16, 2012
          Form 10-K/A for the Fiscal Year ended January 31, 2012
          Filed May 18, 2012
          Form 10-Q for the Fiscal Quarter ended October 31, 2012
          Filed December 10, 2012
          Response letter dated April 4, 2013
          File No. 001-34945**

Dear Mr. Samuels:

We have reviewed your filings and response letter and have the following additional comment.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter ended October 31, 2012

Financial Statements

Note 3 – Segment Reporting, page 10

1.   We have considered your response to prior comment one regarding your accounting for compensation received for contractual services performed on behalf of investors and the application of Rule 4-10(c)(6)(iv)(C) of Regulation S-X. We understand that you have been contemplating making a distinction between the role of managing oil and gas producing activities and the responsibilities you may have as an operator of properties in which you hold an interest. However, as expressed in our April 24, 2013 conference call,

we do not believe the guidance in Rule 4-10(c)(6)(iv)(C) of Regulation S-X accommodates the interpretation you have proposed, as we generally regard an operator of oil and gas properties to be a manager that is subject to the prohibition imposed by this guidance. Therefore, you would be precluded from recognizing income for contractual services performed on properties in which you hold an interest and serve as an operator. We understand that you will revise your accounting policy to conform. Please explain how you intend to report the correction in your financial statements to comply with FASB ASC 250-10-45-23. Please also revisit your disclosures about the effectiveness of your disclosure controls and procedures and internal control over financial reporting.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding the comment and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief